UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 99.1 is a copy of Rezolve AI plc's (the "Company") investor presentation. The Company expects to use the investor presentation, in whole or in part, and possibly with modifications, in connection with presentations to investors, analysts, and others. The Company will make available the investor presentation on its website.

Exhibit No.	Description
99.1	Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 23, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman